FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of July, 2011

Commission File Number: 001-12102

YPF Sociedad Anónima
(Exact name of registrant as specified in its charter)

Macacha Güemes 515
C1106BKK Buenos Aires, Argentina
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes	No	X

YPF Sociedad Anónima

TABLE OF CONTENTS

Item

1	Letter to the Buenos Aires Stock Exchange dated July 29, 2011

TRANSLATION

Buenos Aires, July 29, 2011

To the
Buenos Aires Stock Exchange

Ref.:     Financial Statements as of 06/30/2011

In order to fulfill the requirements of Article No. 63 of the Buenos Aires Stock Exchange Rules, we inform you that the Company’s Board of Directors approved, at its meeting held on July 29, 2011, the financial statements for the six-month period ended June 30, 2011. Relevant information of such financials statements of YPF S.A. follows.

Statement of Income (1) (in millions of pesos)

Net income before income tax	4,136
Income tax	(1,382)
Net income for the six month period ended June 30, 2011	2,754

Detail of Shareholders’ Equity as of 06/30/2011 (1) (in millions of pesos)

Shareholders’ contributions:
Subscribed capital	3,933
Adjustment to contributions	6,101
Issuance premiums	640
Total Shareholders’ contributions		10,674
Legal reserve		2,007
Deferred earnings		(266)
Reserve for future dividends		3,869
Unappropriated retained earnings		2,754
Total Shareholders’ Equity		19,038
(1) Amounts in accordance with Argentine GAAP

Subsection o)-Shares owned by the parent group

As of June 30, 2011 the parent group of the company owned 227,876,136 shares, class D and represented 57.94% of the capital stock.

Subsection p)-Shares with rights to securities representing debt convertible into shares and/or purchase options over company shares, corresponding to ownership of the shareholder or parent group

None.

TRANSLATION

Subsection q) Parent shareholder of the company:

Repsol YPF S.A. with legal domicile established at Paseo de la Castellana 278, 28046 Madrid, Spain.

Sincerely yours.

GUILLERMO REDA Market relations officer

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

YPF Sociedad Anónima

Date: July 29, 2011	By:	/s/ Guillermo Reda
	Name:	Guillermo Reda
	Title:	Chief Financial Officer